Exhibit 99.1

SPROTT ANNOUNCES 2020 SECOND QUARTER RESULTS

TORONTO, ON - August 7, 2020 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the three months ended June 30, 2020.

As previously disclosed, all financial figures are now reported in US dollars unless indicated otherwise.

Financial Overview (3 months results)

•	Assets Under Management (“AUM”) were $13.9 billion as at June 30, 2020, up $3.2 billion (29%) from March 31, 2020.

•	Total net revenues (net of commission expenses, trailer fees and sub-advisor fees, carried interest and performance fee payouts) were $28.3 million, reflecting an increase of $13.4 million (90%) from the 3 months ended June 30, 2019.

•	Total expenses (excluding commission expenses, trailer fees and sub-advisor fees, carried interest and performance fee payouts) were $16.2 million, reflecting an increase of $2.5 million (18%) from the 3 months ended June 30, 2019.

•	Net income was $10.5 million ($0.43 per share), reflecting an increase of $8.9 million from the 3 months ended June 30, 2019.

•	Adjusted base EBITDA was $9.2 million ($0.38 per share), an increase of $2.2 million (31%) from the 3 months ended June 30, 2019.

Subsequent Events

•	As at August 4, 2020, AUM was approximately $17 billion, an increase of 22% from June 30, 2020. The Company's AUM continues to grow significantly given strong net sales in its Exchange Listed Products segment, stronger gold and silver prices, and improving investment performance in its Managed Equities segment.

"During the first half of 2020, governments and central banks responded to the ongoing COVID-19 pandemic and ensuing economic crisis with unprecedented fiscal and monetary stimulus, flooding the financial system with liquidity," said Peter Grosskopf, CEO of Sprott. "The reaction in precious metals has been dramatic, with gold setting a new all-time high on July 27, 2020. We believe we are in a powerful bull market for precious metals, and that the conditions for their outperformance will continue to intensify."

"Subsequent to the end of the second quarter, Sprott's AUM continued to grow and, as of August 4, 2020, stood at approximately $17 billion, up more than 83% from December 31, 2019," said Mr. Grosskopf. "The increase was driven by strong market value appreciation across our investment strategies, robust inflows into our bullion trusts, as well as new capital deployments in our resource lending business."

Assets Under Management (3 months results)

(In millions $)	AUM Mar. 31, 2020	Net Inflows (1)	Market Value Changes	Other (2)	AUM Jun. 30, 2020
Exchange Listed Products
- Physical Trusts	6,798	1,187	1,196	—	9,181
- ETFs	187	28	113	—	328
	6,985	1,215	1,309	—	9,509

Managed Equities
- Precious Metals Strategies	1,919	(562)	922	—	2,279
- Other	209	1	67	—	277
	2,128	(561)	989	—	2,556

Lending	839	86	11	(43)	893	(3)

Other	783	6	146	—	935

Total	10,735	746	2,455	(43)	13,893

(1) See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.

(3) $1.2 billion of committed capital remains uncalled, of which $0.5 billion earns a commitment fee (AUM), and $0.7 billion does not (future AUM).

Dividends

On August 6, 2020, a dividend of US$0.23 per common share was declared for the quarter ended June 30, 2020.

Conference Call and Webcast

A conference call and webcast will be held today, August 7, 2020 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 8064077. A taped replay of the conference call will be available until Friday, August 14, 2020 by calling (855) 859-2056, reference number 8064077. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/wnaue4yb

*Non-IFRS Financial Measures

This press release includes financial terms (including AUM, investable capital, net revenues, expenses, adjusted base EBITDA and net sales) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. For additional information regarding the Company's use of non-IFRS measures, including the calculation of these measures, please refer to the “Non-IFRS Financial Measures” section of the Company's Management's Discussion and Analysis and its annual financial statements available on the Company's website at www.sprott.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A reconciliation from net income to adjusted base EBITDA is shown below:

	3 months ended
(in thousands $)	Jun. 30, 2020	Jun. 30, 2019
Net income for the periods	10,492	1,581
Adjustments:
Interest expense	350	226
Provision (recovery) for income taxes	1,645	(339)
Depreciation and amortization	1,049	819
EBITDA	13,536	2,287

Other adjustments:
(Gains) losses on investments (1)	(8,142)	288
Non-cash stock-based compensation	559	756
Other expenses (2)	3,251	3,701
Adjusted EBITDA	9,204	7,032

Other adjustments:
Carried interest and performance fees	—	—
Carried interest and performance fee related expenses	—	—
Adjusted base EBITDA	9,204	7,032

(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2) See Other expenses in Note 6 of the interim financial statements. In addition to the items outlined in Note 6, Other expenses also includes severance and new hire accruals of $0.4 million for the 3 months ended (3 months ended June 30 - $0.7 million).

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) market outlook and future metal prices; (ii) belief that we are in a powerful bull market for precious metals, and that the conditions for their outperformance will continue to intensify; and (iii) the declaration, payment and designation of dividends.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including, without limitation: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies" in the Company’s MD&A for the period ended June 30, 2020. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2020; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in the Company’s MD&A for the period ended June 30, 2020. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is an alternative asset manager and a global leader in precious metal and real asset investments. Through its subsidiaries in Canada, the US and Asia, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE: SII) and Toronto Stock Exchange under the symbol (TSX: SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations

(416) 943-4394

gwilliams@sprott.com